Clickable Enterprises, Inc.
711 South Columbus Avenue
Mount Vernon, NY 10550
Main : 914-699-5190
Facsimile : 914-663-1233

Via Facsimile and EDGAR Correspondence

February 7, 2008

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549

Re:          Clickable Enterprises, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
File No. 0-23737
Filed January 2, 2008

Dear Mr. Owings:

Set forth below are the responses of Clickable Enterprises, Inc. (the “Company”) to the comments of the Staff with respect to the Company’s preliminary proxy statement relating to the annual meeting of the Company’s stockholders (the “Proxy Statement”), as outlined in the letter dated January 25, 2008(the “Comment Letter”) to Mr. Nicholas Cirillo, Chief Executive Officer of the Company. Your comments are reproduced below. We are contemporaneously filing an Amendment to the Company’s Preliminary Schedule 14A reflecting the discussion below.

General

COMMENT 1: Please revise the proxy statement throughout to provide information as of a more recent date. To the extent a final date has not been determined please leave a placeholder until such date has been determined. For example, please remove references to a November 28, 2007 meeting and an October 22, 2007 record date. In addition, please provide the number of shares outstanding as well as market prices as of a more recent date. In addition, please remove the bracketed phrases suggesting that information in the proxy is not complete or accurate. See, for example, the first paragraph on page 14 and the paragraph preceding the table on page 19.

RESPONSE: The Proxy Statement has been revised to provide information as of a more recent date and all bracketed phrases have been removed.

Amendment to Certificate of Incorporation to Authorize Additional Shares of Common
Stock, page 7 - Background of Proposal, page 7.

COMMENT 2: We note your response to comment one in our letter dated November 6, 2007. Please amend the Current Report on Form 8-K related to the issuance of securities on May 31, 2007 to file the registration rights agreement as an exhibit. Please confirm that you filed the final, execution copies of the agreements. We note, for example, that Section 3.c. of the securities purchase agreement does not appear to be finalized.

RESPONSE: The Company will file the Registration Rights Agreement, dated May 31, 2007 as an Exhibit to an amended Current Report Form 8-K contemporaneously with the filing of this response letter. The Company confirms that the exhibits to the Current Report Form 8-K/A filed on January 2, 2008 are the final, execution copies of the agreements.

COMMENT 3: We note your response to comment three in our letter dated November 6, 2007 with respect to the notes that matured on October 15, 2007. Please disclose whether the company is seeking to restructure those obligations and whether the company expects to receive a default notice from the holders of such notes.

RESPONSE: The Company has issued new convertible promissory notes to the holders of such notes to represent accrued but unpaid interest. The Company has not received notice and has no reason to expect to receive a default notice from the holders of such notes for payment of the principal. This disclosure has been added to the Proxy Statement under the Section titled “Background of the Proposal”.

COMMENT 4: We note your response to comment four in our letter dated November 6, 2007. Please add such disclosure to an appropriate place in the proxy statement. In addition, in footnote two to the table presented, please disclose the intra day trading price above which interest is no longer payable for each note.

RESPONSE: The Proxy Statement has been revised to include the table as previously provided. Footnote two to the table has been revised to disclose the intra day trading price above which interest is no longer payable for each note.

COMMENT 5: We note your response to comments five, six and seven in our letter dated November 6, 2007. Please add such disclosure to an appropriate place in the proxy statement.

RESPONSE: The Proxy Statement has been revised to include the disclosure as previously provided.

Response Letter

COMMENT 6: We note the statement made in the second to last paragraph of the company’s response letter. Please include with the next response letter a statement signed by a representative of the company that includes the representations requested below.

RESPONSE: We have provided a statement containing the acknowledgements as requested below.

In connection with the Staff’s request that the Company provide a statement containing certain acknowledgements, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gary A. Miller, Esq. at (215) 851-8472 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Very truly yours,

/s/ Nicholas Cirillo, Jr.

Nicholas Cirillo, Jr.
Chief Executive Officer and President